

Mail Stop 3561

October 3, 2017

<u>Via E-mail</u>
Dr. August J. Troendle
President and Chief Executive Officer
Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, Ohio 45227

> **Re: Medpace Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 20, 2017**
> **File No. 333-220306**

Dear Dr. Troendle:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2017 letter.

Description of Purchase Contracts, page 28

1.   Please refer to prior comment 2. It is not clear how you concluded the purchase contracts should be properly excluded from the definition of security-based swap under Section 2(a)(17) of the Securities Act 1933 and Section 3(a)(68) of the Securities Exchange Act of 1934, as the definition of purchase contracts as described in the offering appears sufficiently broad as to include security-based swaps. It appears the purchase contracts could include transactions that are not excluded under Section 1a(47)(B) of the Commodity Exchange Act but otherwise fall within the definition of a security-based swap. Please provide an expanded legal analysis that addresses clearly how the purchase contracts as defined do not include security-based swaps.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Gregory P. Rodgers, Esq.
      Latham & Watkins LLP